UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001.

Commission File Number: 0-1532

A.	Full title of the plan and the address of the plan, if different than that of the issuer named below:

Marsh Supermarkets, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marsh Supermarkets, Inc. 9800 Crosspoint Boulevard Indianapolis, Indiana 46256

FINANCIAL STATEMENTS AND SCHEDULES

Marsh Supermarkets, Inc. 401(k) Plan

December 31, 2001 and 2000 and for the year ended December 31, 2001 with Report of Independent Auditors

Marsh Supermarkets, Inc. 401(k) Plan

Financial Statements and Schedules

December 31, 2001 and 2000
and for the year ended December 31, 2001

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4
Schedules
Schedule of Assets (Held At End of Year)	11
Schedule of Reportable Transactions	12

Report of Independent Auditors

Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 2002

Marsh Supermarkets, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31

	2001	2000

Assets
Investments, at fair value:
Money market funds	$363,041	$156,655
Marsh common stock	22,083,737	18,479,585
Mutual funds	29,909,276	30,382,627
Common/collective trust funds	5,491,232	4,734,937
Loans to participants	3,264,843	2,793,404

Total investments	61,112,129	56,547,208
Receivables:
Investment income receivable	14,792	—

	61,126,921	56,547,208
Liabilities
Administrative expenses	6,915	—

Net assets available for benefits	$61,120,006	$56,547,208

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits,

Year ended December 31, 2001

Additions to net assets attributed to:
Investment income	$1,418,388
Contributions:
Employee	6,766,868
Employer	3,327,509

10,094,377

Total additions	11,512,765
Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of investments	3,093,858
Benefits paid to participants or their beneficiaries	3,777,158
Administrative expenses	68,951

Total deductions	6,939,967
Net increase	4,572,798
Net assets available for benefits:
Beginning of year	56,547,208

End of year	$61,120,006

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2001

1.     Description of the Plan

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by Marsh Supermarkets, Inc. (the “Company”) to provide retirement benefits for participating eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company’s Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Key Trust Company of Ohio, N.A. (“Key Trust”).

The Plan is a defined contribution retirement plan covering employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

Contributions

The Plan provides for employees to contribute from 1 to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation) in the form of Company stock. The Plan also provides for additional grandfathered and discretionary profit sharing contributions determined by the Board of Directors of the Company. The grandfathered contribution is not discretionary. It is allocated to certain longer service employees who participated in the Marsh Pension Plan and is intended to help offset the loss of future benefit accruals under the Pension Plan. Grandfathered contributions of $881,603 were made in 2001. During 2001 a total of $1,169,343 in discretionary profit sharing contributions were made.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

1.     Description of the Plan (continued)

Allocations to Participants

Income on the investments of the funds is allocated daily to participants’ accounts based on their account balance. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses of the Plan or reduce future Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions to any of the investment options offered by the Plan. Company contributions are made in the Marsh Stock Fund.

Payment of Benefits

Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan’s earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

Expenses of the Plan

Investment management fees reduce plan earnings. All other plan expenses are paid by the Company.

Vesting Policy

The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers and Grandfathered Contributions are 100% vested and nonforfeitable. The matching and profit sharing contributions are fully vested after 5 years.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

2.     Summary of Accounting Policies

Investments

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

Investments that represent five percent or more of the Plan’s net assets are presented in the following table:

	2001	2000

Investments at fair value as determined by quoted market price:
Mutual funds:
Prism Fidelity Contrafund	$18,139,127	$20,006,384
Bond Fund of America	6,461,683	5,436,989
Common/collective trust fund
Prism Magic Fund	3,540,470	2,842,537
Common stock:
* Marsh Class A Common Stock:
682,614 and 667,830 shares	10,102,687	10,427,783
* Marsh Class B Common Stock:
868,192 and 637,979 shares	11,981,050	8,051,802

* Nonparticipant-directed

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

3.     Investments (continued)

During 2001 the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as presented in the following table:

Net Realized and
Unrealized
Appreciation
(Depreciation)
in Fair Value

Investments at fair value as determined by quoted market price:
Mutual funds	$(2,975,326)
Common stock	283,393
Common/collective trust funds	(401,923)

$(3,093,858)

4.     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2001	2000

Net assets:
Marsh common stock:
Class A	$10,102,687	$10,427,783
Class B	11,981,050	8,051,802
Money Market	363,041	156,655

	$22,446,778	$18,636,240

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

4.     Nonparticipant-Directed Investments (continued)

Year ended
December 31, 2001

Changes in net assets:
Contributions	$4,663,509
Investment income	623,655
Net realized and unrealized depreciation in fair value of investment	283,393
Transfers to participant-directed funds	(346,050)
Benefits paid to participants	(1,361,596)
Administrative expenses	(52,373)

$3,810,538

5.     Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

7.     Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2001	2000

Net assets available for benefits per the financial statements	$61,120,006	$56,547,208
Less: Benefits payable	(17,454)	—

Net assets available for benefits per the Form 5500	$61,102,552	$56,547,208

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefit payments per the financial statements	$3,777,158
Add: Benefits payable at December 31, 2001	17,454

Benefit payments to participants per Form 5500	$3,794,612

Schedules

Marsh Supermarkets, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2001

EIN Number: 35-0918179
Plan Number: 004

(b)		(d)	(e)
	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Cost	Current Value

Mutual funds:
Prism Fidelity Contrafund	918,399.615 shares	$15,558,659	$18,139,127
Prism Franklin Small Cap Growth Fund	63,365.887 shares	2,233,728	1,975,115
George Putnam Fund of Boston	62,407.788 shares	1,063,659	1,044,706
Templeton Foreign Fund	247,421.093 shares	2,448,035	2,288,645
Bond Fund of America	505,213.674 shares	677,088	6,461,683

		21,981,169	29,909,276
Common/collective trust funds:
* EB Equity Index Fund	24,740.323 shares	2,087,546	1,942,489
* EB Magic Fund	232,137.585 shares	3,066,469	3,540,470

		5,154,015	5,482,959
Money market fund:
* Key Trust Company of Ohio, N.A	363,041.000 shares	363,041	363,041
Common stock:
* Marsh Supermarkets, Inc. Class A	682,614.000 shares	9,762,955	10,102,687
* Marsh Supermarkets, Inc. Class B	868,192.000 shares	10,584,691	11,981,050

		20,347,646	22,083,737
Participant loans	Interest rates ranging from 8.25% to 10.0%	—	3,264,843

		$47,845,871	$61,103,856

* Indicates party-in-interest to the Plan.

Marsh Supermarkets, Inc.

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2001

EIN Number: 35-0918179
Plan Number: 004

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value
		Purchase	Selling	Cost of	of Asset on	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Assets	Transaction Date	or (Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets:
Key Trust Company of Ohio, N.A	Employee Benefits Money Market Fund
	Purchases	$7,986,006	$—	$7,986,006	$7,986,006	$—
	Sales	—	7,771,345	7,771,345	7,771,345	—

Information concerning (e) “Lease Rental” and (f) “Expense Incurred with Transaction” has not been presented as it is not applicable. There were no category (i), (ii) or (iv) reportable transactions during 2001.

FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:

Report of Independent Auditors

Statement of Net Assets Available for Benefits
as of December 31, 2001 and December 31, 2000

Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2001

Notes to Financial Statements

Schedules

Consent of Independent Auditors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH SUPERMARKETS, INC. 401(k) PLAN

	By:	/s/ P. LAWRENCE BUTT

P. Lawrence Butt, Secretary
Retirement Committee

June 27, 2002